Mail Stop 4561
      October 28, 2005

Chad C. Braun
Chief Financial Officer
Amreit
8 Greenway Plaza, Suite 1000
Houston, TX 77046

	Re:	Amreit
		Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 0-28374

Dear Mr. Braun:

      We have reviewed your response letter dated August 31, 2005 and have the following additional comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Item 6 - Selected Financial Data, page 16

1. We have considered your response to our previous comment one and continue to believe that adjusting FFO for impairment losses is not consistent with Item 10(e) of Regulation S-K. Please revise accordingly in future filings.

2. As it relates to your presentation of deferred merger charges, we note that while it was a single event that gave rise to the charge, the impact to the financial statements has been recurring. However, if you choose to adjust FFO for this amount going forward on the basis that the impact will disappear in future filings, then you should include these representations in your document. Further you should provide robust disclosure addressing the following:
* The manner in which management uses the non-GAAP measure to conduct or evaluate its business
* The economic substance behind management`s decision to use the measure;
* The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* The manner in which management compensates for these limitations when using the non-GAAP financial measure; and the substantive reason why management believes the non-GAAP financial measure provides useful information to investors.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-9

3. We have read your response to our previous comment three and request additional information regarding your accounting treatment for commission revenue. Specifically advise us why you believe commission revenue should not be eliminated in consolidation in situations where your wholly-owned subsidiary generates revenue from sales of your common stock. Tell us the amount of commission revenue recognized from sales of Amreit stock in comparison to commission revenue generated from broker-dealer transactions with your unconsolidated affiliates. Please advise us of the accounting literature you relied upon.

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
Thomas
Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at
(202) 551-3413 if you have questions.
      			Sincerely,


      Cicely D. Luckey
Accounting Branch Chief





Chad C. Braun
Amreit
October 28, 2005
Page 1